Exhibit 99.1

Ballard Power announces results of Annual General Meeting 2023

VANCOUVER, BC, June 9, 2023 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced results of its 2023 Annual General Meeting, which was held yesterday as a virtual event.

All nominees listed in the Management Proxy Circular dated April 10th, 2023 were elected as directors of the Company. Each of the Ballard directors was re-elected by a majority of the votes cast by shareholders present or represented by proxy. Director biographies are available in the "Our Leadership" section of the Company's website.

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Kathy Bayless	86,657,020	90.37	9,231,255	9.63
Douglas P. Hayhurst	92,318,410	96.28	3,570,130	3.72
Kui (Kevin) Jiang	94,127,790	98.16	1,759,908	1.84
Randy MacEwen	94,800,962	98.87	1,087,253	1.13
Hubertus M. Muehlhaeuser	85,750,594	89.43	10,137,663	10.57
Marty Neese	86,510,824	90.22	9,377,374	9.78
James Roche	86,722,443	90.44	9,165,756	9.56
Shaojun (Sherman) Sun	77,740,117	81.07	18,148,147	18.93
Janet Woodruff	65,680,584	68.50	30,207,633	31.50

In addition, KPMG LLP, Chartered Accountants, was appointed as auditor for the Company, an advisory vote approved the approach to executive compensation, and an amendment to the company's quorum requirements was approved.  Details of each of these resolutions are included in the Company's Management Proxy Circular.

Item	Votes For	% For	Votes Against	% Against	Withheld/ Abstain	% Withheld/ Abstain
Appointment of Auditors	98,810,065	87.57	-	-	14,021,807	12.43
Executive Compensation	76,808,517	80.15	19,027,201	19.85	-	-

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Ballard Power Systems: Kate Charlton - VP Corporate Finance & Investor Relations +1.604.453.3939 or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 09-JUN-23